Exhibit 99.5

ELEVA ALIMENTOS S.A.
PERDIGÃO S.A.
A Publicly Held Company	A Publicly Held Company
CNPJ/MF 01.838.723/0001-27	CNPJ/MF 92.776.665/0001-00

ANNOUNCEMENT TO THE MARKET

Pursuant to and for the purposes of the Brazilian Securities and exchange Commission (CVM) Instruction 358/02, as amended, the managements of Perdigão S.A. (“Perdigão”) and Eleva Alimentos S.A. (“Eleva”) wish to announce that Perdigão, Eleva and the controlling shareholders of Eleva have today signed a Share Purchase and Other Covenants Agreement (“Share Purchase Agreement”) whereby (a) the controlling shareholders of Eleva undertake  to sell to Perdigão 23,170,146 shares of Eleva representative of 46.23% of the stake in the company held by them and corresponding to 35.74% of the voting and total capital of Eleva  at the price of R$ 25.8162443 per share, to be paid on or before December 30, 2007, subject to compliance with the conditions set forth on pursuant to the Share Purchase Agreement; and (b) through the incorporation of the shares of Eleva by Perdigão (“Incorporation of Shares”), it is hereby established that Perdigão shall take ownership of the remaining stake of 53.77% held by the controlling shareholders, representing 41.57% of the voting and total capital of Eleva in such a manner that the controlling shareholders shall receive 15,463,349 shares of Perdigão as a consequence of the Incorporation of Shares. With the conclusion of these transactions, Perdigão shall take shareholding control of Eleva, the latter becoming a wholly owned subsidiary of Perdigão.

1.                                      Stages of the Transaction

(i)                                     With the purpose of financing the acquisition of the shares of Eleva, which shall be paid in cash, pursuant to item (a) above, Perdigão shall make a public offering comprising a primary distribution of its common shares in Brazil (“Primary Offering”), the request for registration of which has been approved on October 30, 2007 by Perdigão’s Board of Directors and shall be filed with the CVM on the same date.

(ii)                                  The Common Shares will not be registered with the U.S. Securities and Exchange Commission (SEC) and thus may only be offered and sold in the United States of America on the basis of exemption or in transactions not subject to registration with the SEC.

(iii)                               As soon as the requirements under the provisions in articles 224 and successive  articles thereafter of Law 6,404/76 and in CVM Instruction 319/99, both as amended have been complied with, the managements of Perdigão and Eleva shall convene a general meeting of their shareholders to decide on the Incorporation of

Shares, including the approval of experts hired to prepare the reports required for the realization of the Incorporation of Shares, these reports, as with the other documents required under said legislation, to be made available to the shareholders of the companies, parties to the transaction.

(iii)                           Following the payment of the shares to be acquired for cash from the controlling shareholders of Eleva, pursuant to item (a) above, Perdigão shall hold a public offering for the acquisition of the shares of the minority shareholders of Eleva, pursuant to article 254-A of Law 6,404/76, at the same price and under the same conditions of acquisition as the other shares held by Eleva’s controlling shareholder (“Tag Along Offering”), that is, through payment in cash for 46.23% of the shares held by the minority shareholders at the price of R$ 25.8162443 per share, and the issue and delivery to these shareholders of shares of Perdigão, as a result of the Incorporation of Shares,  for the remaining 53.77% of the shares held by the minority shareholders, in the proportion of 1 share issued by Perdigão for 1.74308855 shares issued by Eleva.

2.                                      Reasons for the Transaction. The managements of Perdigão and Eleva believe that the transaction will create shareholder value for both companies.

The operation should also additionally allow the capture of financial and commercial synergies in addition to the tax benefits generated from the amortization of the goodwill resulting from the acquisition.

3.                                      Exchange Ratio for the Incorporation of Shares. For the purposes of establishing the exchange ratio of the shares issued by Eleva for shares issued by Perdigão, Eleva and Perdigão were evaluated by Banco de Investimentos Credit Suisse (Brasil) S.A according to the same criterion, that of economic value, using the discounted cash flow method. Based on this evaluation, Eleva’s shareholders shall receive, on the Incorporation of Shares, 1 share of Perdigão for each 1.74308855 shares of Eleva in their ownership.

4.                                      Right of Withdrawal. The approval of the decisions with respect to the Incorporation of Shares described herein shall not give right of withdrawal to the shareholders of Perdigão, pursuant to article 137, subsection II of Law 6,404/76. The minority shareholders of Eleva shall have the right of withdrawal pursuant to Law 6,404/76.

5.                                      Valuation Criteria of the Shares of Eleva and Treatment of Subsequent Variations in Asset Value. The shares to be incorporated by Perdigão shall be evaluated on the basis of their economic value as at the baseline date of September 30, 2007. Banco de Investimentos Credit Suisse S.A shall prepare Eleva’s valuation report for the purposes of the increase in capital of Perdigão. Variations in value that occur in Eleva’s assets between the baseline date of the valuation report and the date of the shareholders’ meeting that approves the resolution for the Incorporation of Shares shall be absorbed by Perdigão through equity adjustment.

6.                                      Increase in Perdigão’s Capital. The increase in capital, through the issue of new shares, shall be effected within the limits of the authorized capital, pursuant to the resolution of the General Shareholders’ Meeting. The shares to be issued by Perdigão in the light of the

Incorporation of Shares shall be entitled to the same rights attributed to the other shares issued by Perdigão as from the date the Incorporation of Shares becomes effective.

7.                                      Valuation Institutions. Banco de Investimentos Credit Suisse (Brasil) S.A. has been hired to prepare the economic reports of Perdigão and Eleva for the purposes of determining the exchange ratio of the shares of Eleva for shares of Perdigão and to verify the value of the increase of capital of Perdigão resulting from the Incorporation of Shares. Planconsult Planejamento e Consultoria Ltda has been hired to prepare the valuation of shareholders’ equity of Perdigão and Eleva at market prices. The hiring of these institutions is subject to ratification by the general shareholders’ meetings of the companies which shall deliberate on the Incorporation of Shares. Banco de Investimentos Credit Suisse (Brasil) S.A. and Planconsult Planejamento e Consultoria Ltda. have declared, each one in relation to itself, that there is no conflict or community of interests, current or potential, with the controlling shareholders of Perdigão or Eleva or with their respective minority shareholders, or with their partners or involving the operation itself.

8.                                      Brazilian Anti-Trust System. The transaction will be submitted to the Brazilian anti-trust authorities (Administrative Council of Economic Defense – CADE, Secretariat of Economic Law – SDE and the Secretariat of Economic Monitoring – SEAE).

9.                                      Additional Information.

Additional information on the Incorporation of Shares required pursuant to CVM Instruction 319/99 shall be the subject of a further announcement of a material fact to be published as soon as all the terms and conditions of the Incorporation of Shares have been approved and the valuation reports finalized.

The documents relative to the Incorporation of Shares shall be made available to the shareholders of the companies involved as from the date of publication of the convening notices to the said general shareholders’ meetings at the following addresses between 9:00 a.m. and 5:00 p.m. upon submission of the statement showing the shareholder’s position, issued no less than 2 (two) days previously. Further information may be obtained by calling Ms. Edina Biava on (55 11)3718-5465, 3718-5301 e 3718-5306 or Mr. Alexandre Torrano on (55 51)3371-7491.

Addresses: (i) shareholders of Perdigão: Av. Escola Politécnica, 760, CEP 05350-901, São Paulo – SP – CEP and (ii) shareholders of Eleva: – Av. das Indústrias, 720, CEP 90200-290, Porto Alegre - RS.

São Paulo, October 30, 2007.

Nildemar Secches	Shan Ban Chum
Chairman of the Board of Directors and Chief	Chairman of the Board of Directors of
Executive Officer of Perdigão S.A.	Eleva Alimentos S.A.

Wang Wei Chang	Cláudio Santos

Chief Financial Officer and Investor Relations	Chief Financial Officer and Investor
Director of Perdigão S.A.	Relations Director of Eleva Alimentos S.A